# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR INDUSTRIES GROUP, CIK 0001009891
CUSIP: 00912N205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706
Date of event which requires filing of this statement: 11/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002164989

## Reporting persons
- Kramer Andrew Wolfram: type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); sole voting power 20,000; shared voting power 231,754; sole dispositive power 20,000; shared dispositive power 231,754; aggregate amount beneficially owned 251,754 (5.2% of the class)

## Item 1. Issuer
Name of issuer: AIR INDUSTRIES GROUP
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, NEW YORK, 11706

## Item 2. Person Filing
Name of person filing: Andrew Wolfram Kramer
Address of principal business office or, if none, residence:
2511 Mule Barn Alley, Unit B
Richmond, VA 23220
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 251,754
Percent of class: 5.2
Sole power to vote or to direct the vote: 20,000
Shared power to vote or to direct the vote: 231,754
Sole power to dispose or to direct the disposition: 20,000
Shared power to dispose or to direct the disposition: 231,754

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The 231,754 shares with shared power were in the Kramer Family LLC, of which power is shared with two family members, neither of whom had any individual ownership in the security and therefore neither individually crossed over a 5 percent interest threshold

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kramer Andrew Wolfram: /s/ Andrew Wolfram Kramer, Andrew Wolfram Kramer (11/13/2026)